Atna Advances the Pinson Project

Vancouver, B.C. (October 20, 2005). Atna Resources Ltd. (ATN:TSX) is pleased to provide an update on the Pinson gold project, Humboldt County, Nevada. Samples taken from the newly discovered Ogee zone confirm the oxide nature of the mineralization. The cost of processing oxide ore is significantly lower than the cost of processing sulfide ore, which would positively impact the economics of the project. A three hundred foot decline has been established parallel to the Ogee zone to act as a platform for drilling the zone as well as to provide deeper access to develop the Range Front. Atna expects to initiate drilling to explore the Ogee zone before the end of October. Ogee was exposed in the adit being driven to define mineralization in the Range Front zone. Channel sampling returned assays, announced September 13, 2005, that included lengths of 35 ft (10.7m) at grades of 0.692 ozs/t (23.7 gpt). The Ogee Zone trends nearly perpendicular to the direction of the adit therefore sampled widths represent true widths.

Total underground development to date includes 1,575 feet of 14 x 16 drift and 350 feet of decline. The first phase of the adit has been completed. A hanging wall drift has been completed south of the adit and a north leg is advancing. The hanging wall drift is being established to provide a platform for definition drilling of the upper portion of the Range Front. The adit will be extended into the Range Front for test mining and bulk sampling once sufficient definition drilling has been completed.

Total underground development to date includes 1,575 feet of 14 x 16 drift and 350 feet of decline. The first phase of the adit has been completed. A hanging wall drift has been completed south of the adit and a north leg is advancing. The hanging wall drift is being established to provide a platform for definition drilling of the upper portion of the Range Front. The adit will be extended into the Range Front for test mining and bulk sampling once sufficient definition drilling has been completed.

Surface and underground drilling is progressing very slowly due to difficult drilling conditions and to a shortage of both drill rigs and operating crews. Atna is looking for underground and surface drills to add to the machines now working. Two drills are on surface but there are presently sufficient crews to operate only one on a 24 hour basis. All the drills, surface and underground, are defining the upper portion of the Range Front and the newly identified Ogee zone.

Installation of surface infrastructure is advancing on schedule and on budget. Power poles and line have been installed and will go live after installation of switchgear at the portal within the next 2 weeks. Piping from the water wells is being installed and will enable dewatering to begin before month end.

All the essential permits for the present work program have been granted, including:

•	State of Nevada - Water Pollution Control Permit (Small Facility-allows discharge of waste water sourced in the underground workings).
•	State of Nevada - Water Pollution Control Permit (Small Facility-allows discharge of water produced during dewatering of the underground workings).
•	State of Nevada - Reclamation Permit (covers all reclamation on private lands associated with the surface infrastructure
•	Bureau of Land Management - Notice Level Plan of Operations (covers required monitoring wells around the Rapid Infiltration Basins located on Federal lands

Other permits not yet required but being prepared include air quality permit for the backfill plant, temporary waste water discharge permit prior to construction of the rapid infiltration basins, the air quality permit for a backfill crushing plant, and a Reclamation permit amendment to re-position waste and ore stockpiles and disturbance associated with the backfill aggregate source area.

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). The company has defined a measured and indicated resource of 519,000 ozs of gold plus an inferred resource of 1,332,000 ozs of gold at a 0.15 oz/t cutoff grade, as supported by 43-101 technical report filed March 24 on SEDAR. Atna is carrying out underground exploration and development with the objective of completing a prefeasibility study and meeting earn-in requirements on the Pinson property before the end of 2005.

Atna is building a successful gold exploration, development, and mining enterprise in Nevada. The company is working on a portfolio of exploration projects, including the Pinson mine, where underground exploration and development may result in gold production as early as the second quarter of 2006.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. All analytical results in this news release are from samples prepared and assayed by BSI Inspectorate Laboratories in Reno, Nevada, an independent ISO certified analytical laboratory. All gold analyzes were completed using standard fire assay methods with appropriate replicate and analytical standards to ensure high quality control and quality assurance. ALS Chemex in Reno, Nevada re-analyzes all mineralized intervals to verify assays reported by BSI Inspectorate.

For further information contact:

Deanna McDonald, Corporate Communications Manager & Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887 E-mail: dmcdonald@atna.com
Website: www.atna.com